Mail Stop 4561

May 29, 2009

Via U.S. Mail and Facsimile (703) 438-2051

Dr. Magid M. Abraham, Ph.D.
President and Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

>   **Re: comScore, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **Form 10-Q for Quarterly Period Ended March 31, 2009**
>   **Filed May 11, 2009**
>   **File No. 001-33520**

Dear Mr. Magid:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 53

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 and Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 53

1. We note that your discussion of year-to-year changes in certain line items does not include a corresponding discussion of the underlying business conditions and other factors that you believe contributed to those changes. For instance, you attribute the 21% increase in revenues in fiscal 2008 in part to expansion efforts in Europe and continued growth in Canada without discussing what factors contributed to the continued growth experienced in Canada or to management's decision to expand operations in Europe. Your disclosure should address what management believes to be the forces driving these material changes. In future filings, please expand Management's Discussion and Analysis to provide enhanced disclosure regarding management's view of the key factors contributing to material changes in results of operations from period to period. Please note that this comment also applies to the disclosures in Management's Discussion and Analysis in your Form 10-Q for the quarterly period ended March 31, 2009.

2. There are instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. Refer to your discussion regarding revenue increases for fiscal years 2008 and 2007. With respect to fiscal 2008, you identify several contributing factors, such as expansion in Europe and the M:Metrics acquisition, without quantifying the effect of each factor. Please tell us what consideration you have given to quantifying each source that contributed to a material change. Please refer to the guidance in Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Please note that this comment also applies to the Form 10-Q for the quarterly period ended March 31, 2009.

3. Please clarify to what extent the increases in revenues were due to changes in volume versus changes in price or to the introduction of new products or services. Please provide this information, to the extent possible, in quantified terms. Refer to Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to the Form 10-Q for the quarterly period ended March 31, 2009.

Part IV

Item 15. Exhibits, Financial Statement Schedules, page 104

Exhibit Index, page 105

4. You state on page 12 that Microsoft Corporation accounted for 12%, 13% and 12% of your revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Please tell us why you have not filed as an exhibit any agreements for the provision of services and sale of your products to Microsoft. See Item 601(b)(10)(ii) of Regulation S-K. In addition, please tell us whether you considered describing the material terms of your relationship with Microsoft in the business section.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, to me at (202) 551-3457. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney